Exhibit 99.89

WBM CAPITAL CORP.

Consolidated Financial Statements

For the years ended October 31, 2025 and 2024
(expressed in Canadian Dollars, unless otherwise stated)

Table of contents	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

Independent Auditor’s Report	3-5

Consolidated Statements of Loss and Comprehensive Loss	6

Consolidated Statements of Financial Position	7

Consolidated Statements of Changes in Shareholder’s (Deficiency) Equity	8

Consolidated Statements of Cash Flows	9

Notes to the Consolidated Financial Statements	10-30

SRCO Professional Corporation

Chartered Professional Accountants

Licensed Public Accountants

Park Place Corporate Centre

15 Wertheim Court, Suite 409

Richmond Hill, ON L4B 3H7, Canada

Tel: 905 882 9500 & 416 671 7292

Fax: 905 882 9580

Email: info@srco.ca
www.srco.ca

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of WBM Capital Corp.

Opinion

We have audited the consolidated financial statements of WBM Capital Corp. and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as at October 31, 2025, the consolidated statements of loss and comprehensive loss, changes in shareholders’ deficiency, and cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter - Material Uncertainty Related to Going Concern

We draw attention to Note 2 to the consolidated financial statements, which indicates that the Company incurred an operating loss during the year ended October 31, 2025 and had a working capital deficit and an accumulated deficit at October 31, 2025. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that material uncertainties exist that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Except for the matter described in the Emphasis of Matter - Material Uncertainty Related to Going Concern section, we have determined that there are no other key audit matters to communicate in our auditor’s report.

(continues)

Independent Auditor’s Report to the Shareholders of WBM Capital Corp. (continued)

Other Matter

The consolidated financial statements of the Company for the year ended October 31, 2024, were audited by another auditor who expressed an unmodified opinion on those statements on February 27, 2025.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Management’s Discussion and Analysis but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

(continues)

Independent Auditor’s Report to the Shareholders of WBM Capital Corp. (continued)

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (continued)

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

(continues)

Independent Auditor’s Report to the Shareholders of WBM Capital Corp.(continued)

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements (continued)

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sameer Parekh.

Richmond Hill, Canada March 6, 2026	CHARTERED PROFESSIONAL ACCOUNTANTS Authorized to practice public accounting by the Chartered Professional Accountants of Ontario

Consolidated statements of loss and comprehensive loss	WBM CAPITAL
(Expressed in Canadian Dollars, unless otherwise noted)	CORP.
For the years ended	October 31, 2025 and 2024

	Note	2025	2024
		$	$
EXPENSES
General and administrative	9	72,125	242,956
Advertising and promotion		—	2,172
Management fees	8	—	335,775
Share-based payments	7	—	20,000
Loss before other items		72,125	600,903

OTHER ITEMS
Gain on settlement of debt		—	21,265
Foreign exchange loss		—	(4,782)
Loss of input tax credits	6	(37,604)	(134,790)
Tax expense	6	(66,329)	—
Interest income	5	—	60,028
Finance charges		(2,360)	(1,774)
		(106,293)	(60,053)

Net loss		(178,418)	(660,956)

Foreign translation adjustment		—	5,419

Total comprehensive loss		(178,418)	(655,537)

Loss per share
Weighted average number of common shares	7	250,000	750,000
Basic and diluted loss per share		(0.71)	(0.87)

The accompanying notes form an integral part of these consolidated financial statements	Page 6 of 30

Consolidated statements of financial position	WBM CAPITAL
(Expressed in Canadian Dollars, unless otherwise noted)	CORP.
As at	October 31, 2025 and 2024

	Note	2025	2024
		$	$

ASSETS
Current
Cash		12,836	35,287
Other receivables	6	—	37,604
Prepaid expenses and deposits		—	46,477
		12,836	119,368

TOTAL ASSETS		12,836	119,368

LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY
Current liabilities
Accounts payable and other liabilities		131,934	60,048

Total liabilities		131,934	60,048

Equity
Share capital	7	733,786	733,786
Reserves	7	6,851,379	6,851,379
Accumulated deficit		(7,704,263)	(7,525,845)
Total (deficiency) equity		(119,098)	59,320

TOTAL (DEFICIENCY) EQUITY AND LIABILITIES		12,836	119,368

NATURE OF OPERATIONS	1
GOING CONCERN	2
QUALIFYING TRANSACTION	12
SUBSEQUENT EVENT	14

APPROVED BY THE BOARD ON MARCH 6, 2026

DIRECTOR	DIRECTOR

The accompanying notes form an integral part of these consolidated financial statements	Page 7 of 30

Consolidated statements of changes in shareholder’s (deficiency) equity	WBM CAPITAL
(Expressed in Canadian Dollars, unless otherwise noted)	CORP.
For the years ended	October 31, 2025 and 2024

	Note	Number of shares	Share capital	Reserves	Accumulated other comp- rehensive loss	Accumulated deficit	Total shareholders' (deficiency) equity
		#	$	$	$	$	$

Balance at October 31, 2023		3,750,000	13,572,500	4,166,666	(5,419)	(6,864,889)	10,868,858

Share issuer buy-back	7	(3,500,000)	(12,898,978)	2,700,038	—	—	(10,198,940)
Share-based payments		—	—	20,000	—	—	20,000
Shares issued for cash	7	250,000	30,000	—	—	—	30,000
Share option cancellation	7	—	—	(35,325)	—	—	(35,325)
Shares issued for debt settlement	7	—	56,000	—	—	—	56,000
Share repurchase		(250,000)	(25,736)	—	—	—	(25,736)
Foreign currency translation		—	—	—	5,419	—	5,419
Net loss for the year		—	—	—	—	(660,956)	(660,956)
Balance, at October 31, 2024		250,000	733,786	6,851,379	—	(7,525,845)	59,320

Net loss for the year		—	—	—	—	(178,418)	(178,418)
Balance, at September 30, 2025		250,000	733,786	6,851,379	—	(7,704,263)	(119,098)

The accompanying notes form an integral part of these consolidated financial statements	Page 8 of 30

Consolidated statements of cash flows	WBM CAPITAL
(Expressed in Canadian Dollars, unless otherwise noted)	CORP.
For the years ended	October 31, 2025 and 2024

	2025	2024
	$	$

CASH FROM (USED IN) OPERATING ACTIVITIES
Net loss for the year	(178,418)	(660,956)
Adjustment for non-cash items:
Accretion expense	—	750
Gain on settlement of debt	—	(21,265)
Share-based payments	—	20,000
Loss of input tax credits	37,604	134,790
Unrealized foreign exchange	—	5,383
Operating cash flow before changes in non-cash working capital	(140,814)	(521,298)

Adjustment for non-cash working capital:
Trade and other receivables	—	(14,780)
Prepaid expenses and deposits	46,477	(34,810)
Accounts payable and other liabilities	71,886	(117,736)
	(22,451)	(688,624)

CASH (USED IN) FROM INVESTING ACTIVITIES
Proceeds from sale of short-term investment	—	10,600,000
Interest received	—	279,322
	—	10,879,322

CASH FROM (USED IN) FINANCING ACTIVITIES
Share issuer buy-back (Note 1)	—	(10,198,940)
Share repurchase	—	(25,736)
Proceeds from share issuance	—	30,000
Repayment of government loan	—	(40,000)
	—	(10,234,676)

Net change in cash and cash equivalents	(22,451)	(43,978)

Cash and cash equivalents, beginning of year	35,287	79,265
Cash and cash equivalents, end of year	12,836	35,287

SUPPLEMENTARY INFORMATION
Interest received	—	279,322
Debt settled through issuance of common shares	—	40,000

The accompanying notes form an integral part of these consolidated financial statements	Page 9 of 30

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

1.	NATURE OF OPERATIONS

WBM Capital Corp. (the “Company” or “WBM”) was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on June 4, 2004. On July 10, 2024, the Company changed its name from Tiidal Gaming Group Corp. to WBM Capital Corp. The address of the Company’s head, principal, and registered office is located at 2505 – 1177 West Hastings Street, Vancouver, British Columbia V6E 2L3. On June 7, 2024, the Company voluntarily delisted trading of its common shares on the CSE.

As of June 9, 2023, the Company does not have any remaining active operations. The Company is currently exploring opportunities.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 pre-consolidation common shares at a price of $0.1225 per pre-consolidated share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

On October 4, 2024, the Company completed a share consolidation on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common share.

On October 21, 2024, the Company incorporated 4 wholly owned subsidiaries 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd. and 1507655 B.C. Ltd.

On November 6, 2024, the Company incorporated 3 wholly owned subsidiaries 1510435 B.C. Ltd., 1510441 B.C. Ltd. and 1510450 B.C. Ltd.

On December 18, 2024, the Company completed a plan of arrangement whereby the sole shareholder of the Company, Triforce Ventures SA, now holds all of the issued and outstanding common shares in the following former subsidiaries; 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. Each of these former subsidiaries are now an unlisted reporting issuer in the provinces of British Columbia and Alberta.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these consolidated financial statements.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

2.	GOING CONCERN (CONT’D)

The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable.

The Company’s accumulated deficit was $7,704,263 at October 31, 2025 (October 31, 2024 – $7,525,845) and its cash flow used in operations was $22,451 (October 31, 2024 – $668,624). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares, or sell assets to reduce debt. The Company is not subject to any externally imposed capital requirements. The Company’s objective is met by retaining adequate liquidity to provide for the possibility that cash flows from assets will not be sufficient to meet operational, investing, and financing requirements.

3.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and IFRC® Interpretations of the IFRS Interpretations Committee.

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on March 6, 2026.

Basis of presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group except for the Space Esports and Tiidal NZ subsidiaries, which have the U.S. dollar and New Zealand dollar as its functional currency.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

3.	BASIS OF PRESENTATION (CONT’D)

Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method/Date of Disposal

Tiidal Gaming Holdings Inc.
(formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Dissolved March 14/24
Lazarus Esports Inc.	Canada	Canadian dollars	Dissolved March 7/24
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Dissolved March 7/24
Space Esports Inc.	United States	U.S. dollars	Dissolved Feb 26/24
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Until June 8, 2023
1507651 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507652 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507653 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1507655 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510450 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510435 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24
1510441 B.C. Ltd.	Canada	Canadian dollars	Until Dec 18/24

4.	MATERIAL ACCOUNTING POLICY INFORMATION

a)	Revenue recognition

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligations in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation.

The Company’s revenue is comprised of esports winnings by players under contract with the Company, sponsorships, betting solutions revenue, and other revenue.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

a)	Revenue recognition (cont’d)

The Company earns esports prize winnings revenue from various esports tournaments and competitions that the Company’s teams enter into. Prize winnings revenue is recognized at a point in time at the completion of each competition or league season. No revenue was recognized if there were significant uncertainties regarding the amount or recovery of the consideration due, the costs incurred or to be incurred could not be measured reliably, or there was continuing management involvement with the services.

The Company earns revenue from Software-as-a-Service (“SaaS”) agreements with customers in the betting industry, on a subscription basis. Upon receiving payment from the customer, the Company will have the contractual obligation to provide the access to its proprietary intellectual property (“IP”) over the course of the period stipulated in the agreement and the customer will have the ability to use the Company’s IP for the stipulated period.

As performance obligations are satisfied over time, revenue is recognized using a method of transfer that depicts the Company’s performance or using the “as-invoiced” practical expedient, when applicable and ends only when the period in the agreement ends. The Company recognizes revenue from SaaS subscriptions ratably over the term of the subscription.

The Company earns sponsorship revenue by endorsing products. Sponsorship revenue is recognized over time as the performance obligations per the contract of the Company are satisfied and the services are provided to the customer. Payments received in excess of the revenue recognized on a contract are recorded as deferred revenue. Amounts are billed as defined by individual contracts. Billings rendered in advance of performance under contracts are recorded as deferred revenue. Some agreements contain revenue sharing terms whereby the Company is entitled to a percentage of revenue earned by the customer. This revenue is calculated and recognized on a monthly basis.

b)	Gross vs. net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

b)	Gross vs. net revenue (cont’d)

The Company evaluates whether it is acting as principal or agent. The Company reports prize winnings revenue on a gross basis as the Company controls the participation of players under contract in tournaments and leagues. Recording revenue on a gross basis is evidenced by the Company’s ability having a level of discretion in establishing pricing.

c)	Cost of sales

Cost of sales consists of the share of tournament or league prize winnings paid to the players and coaches as per the contracts between the Company and the players and coaches. Cost of sales also includes sales commission paid on sponsorship revenue.

d)	Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.), Lazarus Esports Inc. and Tiidal Gaming Canada Inc., is the Canadian dollar. The functional currency of Space Esports Inc. is the United States dollar, and the functional currency of Tiidal NZ is the New Zealand dollar.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated to the presentation currency, Canadian dollars, at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive (loss) income included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statement of net (loss) income and comprehensive (loss) income.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive (loss) income in the translation reserve.

e)	Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

e)	Share capital (cont’d)

Depending on the terms and condition of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are accounted for using the residual method, following an allocation of the unit price to the fair value of the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transaction costs are accounted for as share-based payments.

Commissions paid to agents and other share issue costs are charged directly to share capital.

f)	Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the instruments at the grant date and recognized in expense over the vesting periods. Equity-settled share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. Non-employee share-based payments are recognized in expense at the date the goods or services are received. The corresponding amount is recorded to reserves. Upon the exercise of stock options, consideration received on the exercise is allocated to share capital and the related amount previously recognized for the issuance of the option remains in reserves.

The fair value of options is determined using the Black-Scholes Option Pricing Model on the date of the grant, based on certain assumptions.

The fair value of equity settled RSUs is measured at the grant date based on the fair value of the Company’s common shares on that date, each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All RSUs are recognized in the consolidated statements of net loss and comprehensive loss as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statement of financial position.

g)	Income taxes and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

g)	Income taxes and deferred income taxes (cont’d)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

h)	Trade receivables

Trade receivables, net of allowances, are stated at the amount the Company expects to collect. Trade receivables are recognized initially at fair value less expected credit losses based on management’s review of year end receivables, and do not bear any interest. A provision for expected credit losses is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The amount of the impairment loss on a financial asset measured at amortized cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and are applied against trade receivables through a loss allowance account.

i)	Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive (loss) income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

i)	Financial instruments (cont’d)

The Company’s financial assets and liabilities are classified as follows:

Asset or liability	Classification

Cash	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and other liabilities	Amortized cost

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Financial assets are classified as follows:

Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured at fair value through profit or loss consists of cash.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

i)	Financial instruments (cont’d)

Financial assets (cont’d)

Financial assets are classified as follows: (cont’d)

Designated at fair value through profit or loss – On initial recognition, The Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a provision for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified possible default events over the assets’ contractual lifetime.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

i)	Financial instruments (cont’d)

Financial assets (cont’d)

Impairment (cont’d)

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

i)	Financial instruments (cont’d)

Financial liabilities

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

j)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options, warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

For the years ended October 31, 2025, and 2024, potentially dilutive common shares issuable upon the exercise of conversion option related to warrants and options were not included in the computation of (loss) per share because their effect was anti-dilutive.

k)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses.

These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

k)	Critical accounting estimates and judgments (cont’d)

Use of critical accounting estimates and assumptions

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such difference will affect the tax provisions in the period in which such determination is made.

Share-based payments

The fair value of share-based payments is calculated using the Black-Scholes option pricing model. The main assumptions used in the model include the estimated fair value of the common shares, estimated life of the option, the expected volatility of the Company’s share price (using historical volatility of similar publicly traded companies as a reference), the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options, and they are not transferable.

Judgments

Revenue recognition

The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

4.	MATERIAL ACCOUNTING POLICY INFORMATION (CONT’D)

k)	Critical accounting estimates and judgments (cont’d)

Judgments (cont’d)

Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent) . This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

Assessment of going concern

These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period.

This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

l)	Adoption of new and revised standards

New and revised IFRS Accounting Standards in issue but not yet effective

At the date of authorisation of these consolidated financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective for the Company’s consolidated financial statements for the periods presented:

IFRS 18: Presentation and Disclosure in Financial Statements

IFRS 18 is a comprehensive new standard on presentation and disclosure that will modify the structure and content of the primary consolidated financial statements and related notes. It is expected to affect presentation and disaggregation, including new defined subtotals in the statement of profit or loss.

Application for IFRS 18 is required for annual reporting periods beginning on or after January 1, 2027. The Company does not intend to early apply IFRS 18 and plans to apply it starting on October 1, 2027.

The Company is in the process of reviewing the impact of IFRS 18 on its consolidated financial statements in future periods.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

5.	SHORT TERM INVESTMENTS

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs matured on December 10, 2023. For the year ended October 31, 2025, the Company recorded interest income of $nil (October 31, 2024 - $60,028).

6.	OTHER RECEIVABLES

Other receivables consist of GST/HST receivables of $Nil (2024 - $37,604). During the year ended December 31, 2025, all of the other receivables were written off on account of the conclusion of a review by the tax authority denying the Company the ability to realize them. In addition to this amount being written off, the tax authority levied an additional assessment of $66,329 as part of its review. This amount has been recorded in the comprehensive statement of loss.

7.	SHARE CAPITAL

a)	Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 4, 2024, the Company completed a consolidation of the Company’s issued and outstanding common shares on the basis of 6,000,000 pre-consolidation common shares to 1 post-consolidation common shares. As at October 31, 2024, the Company had 1 common share outstanding. Shareholders who less than 6,000,000 pre-consolidation shares were entitled to receive $0.005 in cash for each pre-consolidation share held.

On July 24, 2025, the Company completed a share subdivision on the basis of every one (1) common share before subdivision into two hundred and fifty thousand (250,000) post-subdivision common shares (the “Stock Split”). The share subdivision is reflected retrospectively in these consolidated financial statements.

b)	Issued

The Company did not issue any commons shares for the year ended October 31, 2025.

On July 10, 2024, the Company closed a non-brokered private placement financing of 250,000 common shares at a deemed price of $0.12 per share for gross proceeds of $30,000. No finders’ fees were paid in connection with the private placement.

On February 16, 2024, the Company issued 33,333 common shares at a deemed price of $1.20 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company. The fair value of the issued common shares was $1.68 per share and a loss of $16,000 was recorded.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

7.	SHARE CAPITAL (CONT’D)

c)	Stock options

The Company's Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange.

Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares.

Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the year ended October 31, 2025, and 2024, the stock option activity is as follows:

	Number	Weighted average exercise price
	#	$

Outstanding, October 31, 2023	220,000	5.28
Cancelled	(220,000)	(5.28)
Outstanding, October 31, 2025 and 2024	—	—

For the year ended October 31, 2025 and 2024, the Company did not issue any options.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

7.	SHARE CAPITAL (CONT’D)

c)	Stock options (cont’d)

For the year ended October 31, 2024, the following activity occurred: On December 15, 2023, the Company in connection with the completed substantial issuer bid cancelled an aggregate of 65,000 options of the Company that had an exercise price of $2.40 per Share for consideration of $0.54 per In-the-Money Option, representing the difference between the exercise price of the In-the-Money Options and the purchase price under the substantial issuer bid, for aggregate consideration equal to approximately $0.14.

At October 31, 2025, there are no stock options outstanding as previously issued options were cancelled on December 15, 2023.

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the year ended October 31, 2025, $nil (October 31, 2024 - $20,000) was recorded as share-based payments for stock options.

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

d)	Warrants

For the year ended October 31, 2025, and 2024 the warrant activity is as follows:

	Number	Weighted average exercise price
	#	$

Outstanding, October 31, 2023	577,705	7.68
Expired in 2024	(165,000)	(3.60)
Outstanding, October 31, 2024	412,705	3.60
Expired in 2025	(290,000)	(3.60)
Outstanding, October 31, 2025	122,705	3.60

	Exercise	Expiry	Number
Number Outstanding	Price	Date	Exercisable
#	$		#

122,705	3.60	30-Nov-25	122,705

As at October 31, 2025, the weighted average life of warrants outstanding was 0.08 years (October 31, 2024 – 0.95 years). Subsequent to year -end, the Company’s warrants were cancelled as part of the transaction described in Note 14.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

7.	SHARE CAPITAL (CONT’D)

d)	Warrants (cont’d)

The fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the condensed consolidated interim statements of net loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves.

For the year ended October 31, 2025, $nil (October 31, 2024 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

8.	RELATED PARTY TRANSACTIONS

Related parties include the Board of Directors, close family members and enterprises which are controlled by these individuals as well as certain persons performing similar functions.

For the years ended October 31, 2025, and 2024, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	2025	2024
	$	$

Management and director fees and salaries	4,870	226,500
Payments made under the share buy back	—	3,498,245
	4,870	3,724,745

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date. For the year ended October 31, 2025, and 2024, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2025	2024
	$	$

Professional fees	52,941	205,557
Office and miscellaneous	19,184	36,231
Insurance and bank	—	1,168
	72,125	242,956

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

10.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at October 31, 2025.

10.	CAPITAL MANAGEMENT (CONT’D)

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for year ended October 31, 2025.

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

●	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, is recorded at fair value using level 1 inputs.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT’D)

b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows: accounts payable and other liabilities of $80,201 (2024 - $60,048).

d)	Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held in entities with a Canadian dollar functional currency. Conversely for the Tiidal NZ subsidiary who has a NZ dollar functional currency, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held in Tiidal NZ.

The Company is no longer exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and other liabilities that are denominated in US dollars.

e)	Interest rate risk

The Company does not have any significant exposure as at October 31, 2025 and 2024 to interest rate risk through its financial instruments.

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

12.	QUALIFYING TRANSACTION

On April 2, 2025, the Company announced it has entered into a definitive business combination agreement with Wappier Inc. (“Wappier”) pursuant to which, subject to the satisfaction of certain conditions, including receipt of all necessary approvals, the Company and Wappier will complete a transaction, which will result in the reverse takeover of the Company by Wappier (the “Resulting Issuer”) and listing of the Resulting Issuer on the Canadian Securities Exchange. On June 27, 2025, the Company and Wappier Inc. terminated its proposed business combination.

On August 27, 2025, the Company announced it has entered into a non-binding letter of intent with respect to a business combination with Bitzero Blockchain Inc. (“Bitzero”). Subject to certain conditions, the Company and Bitzero will complete a transaction, which will result in the reverse takeover of the Company by Bitzero. On November 19, 2025, the Company and Bitzero announced it has closed its previously announced reverse takeover transaction.

13.	INCOME TAXES

a)	Reconciliation

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2024 – 26.5%) to the effective tax rate is as follows:

	2025	2024
	$	$

Net loss from continuing operations	(126,685)	(660,956)
Expected income tax (recovery) expense	(33,572)	(175,153)
Share-based payments and other non-deductible expenses	—	5,300
Change in tax benefits not recognized	33,572	169,853
Total income tax expense (recovery)	—	—

b)	Unrecognized deferred tax assets

Deferred tax assets and liabilities have been offset where they relate to income tax levied by the same taxation authority and the Company has the legal right to offset. Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2025	2024
	$	$

Equipment	121,270	121,270
Intangible assets	627,140	627,140
Share issuance costs	210,220	439,140
Operating tax losses carried forward	4,575,925	4,449,240
	5,534,555	5,636,790

Notes to the consolidated financial statements	WBM CAPITAL
(Expressed in Canadian Dollars,	CORP.
unless otherwise noted)	October 31, 2025 and 2024

13.	INCOME TAXES (CONT’D)

b)	Unrecognized deferred tax assets (cont’d)

The Canadian operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom. The Company’s Canadian operating tax losses expire as follows:

Amount
$

2040	250,110
2041	620,270
2042	1,961,410
2043	752,920
2044	864,530
2045	126,685
4,575,925

14.	SUBSEQUENT EVENT

In November 2025, the Company completed a share transaction in Canada structured as a triangular amalgamation under the Business Corporations Act (British Columbia) with Bitzero Holdings Inc. (“Bitzero”) and WBM’s wholly owned subsidiary, 1555476 B.C. Ltd. (“Subco”), pursuant to an amalgamation agreement dated November 3, 2025. Under the terms of the agreement, Bitzero amalgamated with Subco to form a new corporation that became a wholly owned subsidiary of WBM.

All issued and outstanding common and non-voting shares of Bitzero were exchanged for fully paid and non-assessable WBM common and non-voting shares on the basis of ten Bitzero shares for one WBM share. Outstanding Bitzero options, restricted share units (RSUs), and warrants were adjusted to provide rights to acquire WBM common shares in accordance with their existing terms.

As control of the combined entity resides with the former shareholders of Bitzero, the transaction is accounted for as a reverse acquisition, with Bitzero identified as the accounting acquirer and WBM as the accounting acquiree. The transaction will be accounted for in accordance with IFRS 2 – Share-based Payment, with any excess of the fair value of the deemed consideration over the fair value of WBM’s identifiable net assets recognized as a listing expense in profit or loss during the period of closing.

On November 24, 2025, the common shares of Bitzero (accounting acquirer) commenced trading on the Canadian Securities Exchange under the symbol “BITZ.U.”